Exhibit 12

                       JAMES RIVER CORPORATION of Virginia

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)
                            (Dollar amounts in 000's)

                                                       Fiscal Year Ended
                                      April  December  December  December  December  December
                                   29, 1990  30, 1990  29, 1991  27, 1992  26, 1993  25, 1994
                                        (52       (35       (52       (52       (52       (52
                                     weeks)    weeks)    weeks)    weeks)    weeks)    weeks)
                                                  (b)               (c,d)                 (e)
Pretax income (loss) from
   continuing operations,
   before minority interests       $371,501   $44,352  $115,170 $(182,817)  $14,115  $(15,693)

Add:
  Interest charged to operations    198,743   133,716   191,344   192,962   183,035   210,063
  Portion of rental expense
    representative of interest
    factor (assumed to be one-
    third)                           23,400    15,100    19,891    19,426    19,094    24,224


      Total earnings, as adjusted  $593,644  $193,168  $326,405   $29,571  $216,244  $218,594
Fixed charges:
  Interest charged to operations   $198,743  $133,716  $191,344  $192,962  $183,035  $210,063
  Capitalized interest               25,475    10,759    31,740    12,778     5,291     3,080
  Portion of rental expense
    representative of interest
    factor (assumed to be one-
    third)                           23,400    15,100    19,891    19,426    19,094    24,224

      Total fixed charges          $247,618  $159,575  $242,975  $225,166  $207,420  $237,367

Ratio                                  2.40      1.21      1.34        --      1.04        --



See accompanying footnote explanations.

                                      E-6

Exhibit 12 (continued)

             JAMES RIVER CORPORATION of Virginia

 NOTES TO COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(a) In computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, minority interests, and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, and that portion of rental expense (one-third) deemed representative of the interest factor. Earnings and fixed charges also include the Company's proportionate share of such amounts for unconsolidated affiliates which are owned 50% and distributed income from less than 50% owned affiliates.

(b) During 1990, the Company changed its fiscal year from one ending on the last Sunday in April to one ending on the last Sunday in December. During this period, the Company initiated an operational restructuring program designed to focus the Company's operations on those businesses in which it commands a substantial market share and which are less cyclical. In connection with that program, the Company recorded a $200 million pretax charge which has been included in the calculation of the ratio of earnings to fixed charges for this period.

(c) During 1992, the Company initiated a productivity enhancement program and recorded a $112 million pretax charge which has been included in the calculation of the ratio of earnings to fixed charges for this year.

(d) For the year ended December 27, 1992, earnings were inadequate to cover fixed charges by $195.6 million.

(e) For the year ended December 25, 1994, earnings were inadequate to cover fixed charges. The amount of the deficiency was $18.8 million.